Exhibit 7

                   Dickstein Partners Inc.

Mark Dickstein                               Tel:  212-754-4000
President                                    Fax:  212-754-5825

                            May 3, 1995


Mr. Michael Bozic
President and Chief Executive Officer
Hills Stores Co.
15 Dan Road
Canton, MA  02021

Dear Mike:

    As you are aware Dickstein Partners Inc. manages three investment funds which collectively own approximately 10.3% of Hills voting stock. We have been keenly observing your efforts to convince the investment community that by spending more than $70 million annually on capital expenditures, Hills will achieve increases in earnings per share that justify valuing Hills as a growth stock. Obviously, either the message has not been communicated or it has not been believed.

     We seriously question the wisdom, in the existing retail environment, of spending the capital necessary to open twenty new stores a year, particularly when weighed against the alternative of repurchasing Hills' own stock in the marketplace at approximately three times EBITDA and when you have not yet gone up against Target Stores, who is likely to be Hills' toughest competition. Notwithstanding the above, we do believe that Hills' existing franchise is a strong one and as a result we are proposing to acquire, pursuant to a merger, all of Hills outstanding shares for $25 per share in cash.

     Dickstein Partners has retained National Westminster Bank Plc to serve as its financial advisor for this transaction. At this time we are having discussions with NatWest Bank N.A. and National Westminster Bank Plc regarding their arranging the bank debt portion, and assisting in placing the subordinated debt portion of the acquisition financing, respectively. As warranted, we will promptly inform you of further developments regarding these efforts.

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     Dickstein Partners is willing to provide up to one half of the $75 million of equity capital we believe will be required to finance this transaction. We intend to expeditiously initiate discussions with third parties in order to raise the balance of the equity capital. Depending on the level of interest, we may be able to increase our proposal to materially higher than $25 per share. Toward this end, we request that the Hills board modify its shareholder rights plan to permit us to discuss with other Hills shareholders their interest in contributing equity capital to our proposed transaction without causing a "triggering" of the rights.

     If we are successful in acquiring Hills, our preference would be to continue to employ exiting management. However, we have prepared for the possibility of existing management leaving by retaining Chaim Edelstein, who we would intend to install as Hills' interim Chief Executive Officer while we search for a permanent management team. Mr. Edelstein was formerly chairman of Abraham & Straus/Jordan Marsh, a division of Federated Department Stores.

     In case the Hills Board chooses to reject our acquisition proposal we are taking the precaution of nominating a slate of directors for election at Hills' upcoming annual meeting. Our nominees are Mr. Edelstein, John Burden, formerly CEO of Federated Department Stores, and Mark Dickstein, Mark Brodsky, Mark Kaufman, Sam Katz and David Brail of Dickstein Partners. If elected, our nominees would, as soon as practicable, seek to have Jack Reen and yourself added to the Board. Our nominees would seek to have Hills sold to the highest bidder. Subject to obtaining financing and other standard conditions we would be prepared to offer at least $25 per share in cash for Hills in such an auction.

     NatWest Bank N.A. has also advised us that, subject to certain conditions, it is "highly confident" that it can arrange up to $335 million of new senior secured bank financing which may be required, together with Hills' available cash, to refinance those portions of Hills' existing debt (i.e., the working cpaital facility and the $160 million of public debt) which could accelerate upon the change of control that will occur if our nominees are elected to the Hills Board.

     If Hills would allow us access to its non-public information in order to facilitate our due diligence review we may be prepared to improve our proposal to materially higher than $25 per share.




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     We await your prompt response.

                                     Sincerely,


                                     Mark Dickstein




















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